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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                          KYSOR INDUSTRIAL CORPORATION
                           (NAME OF SUBJECT COMPANY)

                          KYSOR INDUSTRIAL CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

                               ----------------

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
            (INCLUDING THE ASSOCIATED COMMON SHARE PURCHASE RIGHTS)
                                      AND
  SERIES A CONVERTIBLE VOTING PREFERRED STOCK, STATED VALUE $24.375 PER SHARE
                      (TITLE OF EACH CLASS OF SECURITIES)

                            501566103 (COMMON STOCK)
                   (CUSIP NUMBER OF EACH CLASS OF SECURITIES)

                               ----------------

                               GEORGE R. KEMPTON
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                          KYSOR INDUSTRIAL CORPORATION
                               ONE MADISON AVENUE
                                 P.O. BOX 1000
                         CADILLAC, MICHIGAN 49601-9785
                                 (616) 779-2200
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
    NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                               ----------------

                                WITH A COPY TO:

                             TRACY T. LARSEN, ESQ.
                           WARNER NORCROSS & JUDD LLP
                             900 OLD KENT BUILDING
                              111 LYON STREET, NW
                       GRAND RAPIDS, MICHIGAN 49503-2489
                                 (616) 752-2000

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ITEM 1. SECURITY AND SUBJECT COMPANY.

  The name of the subject company is Kysor Industrial Corporation, a Michigan corporation (the "Company"). The address of the principal executive offices of the Company is One Madison Avenue, Cadillac, Michigan 49601-9785. The titles of the classes of equity securities to which this statement relates are the Common Stock, par value $1.00 per share, of the Company, including the associated common share purchase rights (the "Rights") issued pursuant to the Rights Agreement, dated as of April 26, 1996, as amended, between the Company and Harris Trust and Savings Bank, as successor Rights Agent (the "Rights Agreement") (collectively, the "Common Shares"), and the Series A Convertible Voting Preferred Stock, stated value $24.375 per share, of the Company (the "Preferred Shares" and, together with the Common Shares, the "Shares").

ITEM 2. TENDER OFFER OF THE BIDDER.

  This statement relates to a cash tender offer by K Acquisition Corp., a Michigan corporation (the "Purchaser") and an indirect wholly-owned subsidiary of Scotsman Industries, Inc., a Delaware corporation ("Parent"), to purchase all outstanding Shares at a purchase price of $43.00 per Share (or any higher price per Share paid in the Offer) (the "Offer Price"), net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 7, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements to the Offer to Purchase, collectively constitute the "Offer"). The principal executive offices of both Parent and the Purchaser are located at 775 Corporate Woods Parkway, Vernon Hills, Illinois 60061-3112. The Offer is described in, and all statements made in this paragraph are based on, a Tender Offer Statement filed pursuant to
Section 14(d)(1) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), on Schedule 14D-1, dated February 7, 1997.

ITEM 3. IDENTITY AND BACKGROUND.

  (a) The name and address of the Company, which is the person filing this statement, are set forth in Item 1 above and here incorporated by reference.

  (b) Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of the Company's directors, executive officers and affiliates are described in the Information Statement of the Company attached to this statement as Annex I (the "Information Statement"). The Information Statement is being furnished to the Company's shareholders pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 issued under the Exchange Act in connection with the Purchaser's right (after consummation of the Offer) to designate persons to the Board of Directors of the Company other than at a meeting of the shareholders of the Company. The Information Statement is here incorporated by reference.

  Except as described in the Information Statement and as described under "The Merger Agreement" and "Other Arrangements" below, to the knowledge of the Company, there exists on the date hereof no material contract, agreement, arrangement or understanding and no actual or potential conflict of interest between the Company or its affiliates and (i) the Company or its executive officers, directors or affiliates or (ii) Parent, the Purchaser or the executive officers, directors or affiliates of Parent or the Purchaser.

  The Offer is being made pursuant to an Agreement and Plan of Merger dated as of February 2, 1997 (the "Merger Agreement") among Parent, the Purchaser and the Company. A copy of the Merger Agreement is filed as Exhibit 1 to this statement and is here incorporated by reference. The Merger Agreement provides, among other things, for the commencement of the Offer by the Purchaser and further provides that, subject to the consummation of the Offer and the satisfaction or waiver of certain conditions, the Purchaser will be merged with and into the Company (the "Merger"), with the Company surviving the Merger as an indirect wholly-owned subsidiary of Parent (the "Surviving Corporation"). In the Merger, each outstanding Share (other than Shares owned by the Company, any subsidiary of the Company, Parent, the Purchaser, or any other subsidiary of Parent) will be converted as of the date and time that the Merger becomes effective (the "Effective Time") into the right to receive from the Purchaser the Offer Price in cash, without interest and less any required

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withholding taxes and stock-transfer taxes (the "Merger Consideration"). If the Purchaser acquires at least 90% of the outstanding shares of each class of capital stock of the Company (and no Preferred Shares remain outstanding), the Purchaser would be able to effect the Merger pursuant to the "short-form" merger provisions of Section 450.1711 of the Michigan Business Corporation Act ("MBCA" ), without prior notice to, or any action by, any shareholder of the Company. If the Purchaser consummates the Offer but does not acquire sufficient Shares in the Offer to enable it to effect a short-form merger, the Company will properly convene a meeting of its shareholders for the purpose of obtaining shareholder approval of the Merger Agreement, including the Merger, as soon as is practicable following the consummation of the Offer. In such event, and assuming no Preferred Shares remain outstanding, the Purchaser will own sufficient Shares to approve the Merger Agreement, including the Merger, without the affirmative vote of any other shareholder of the Company. No dissenter's rights will be available in connection with the Merger under the MBCA because the holders of Shares will receive cash in the Merger.

  Concurrently with the execution of the Merger Agreement, the Company and certain of its domestic subsidiaries (the "Subsidiaries" and, together with the Company, "Sellers") entered into an Asset Purchase Agreement (the "Asset Purchase Agreement") dated as of February 2, 1997 with Transpro Group, Inc., a Delaware corporation (the "Asset Purchaser"), and Kuhlman Corporation, a Delaware corporation and sole stockholder of the Asset Purchaser (together with the Asset Purchaser, "Kuhlman"). A copy of the Asset Purchase Agreement is filed as Exhibit 2 to this statement and is here incorporated by reference. Pursuant to the Asset Purchase Agreement, and subject to the terms and conditions thereof, Kuhlman has agreed to purchase, and Sellers have agreed to sell, substantially all of the assets associated with the Company's transportation products group ("TPG"). Subject to certain exceptions, consummation of the transactions contemplated by the Asset Purchase Agreement is a condition precedent to the obligation of the Purchaser to purchase Shares pursuant to the Offer.

  A copy of the joint press release issued by the Company and Parent on February 3, 1997 announcing the Offer and the execution of the Merger Agreement and the Asset Purchase Agreement is filed as Exhibit 3 to this statement and is here incorporated by reference.

  The following is a summary of the material provisions of the Merger Agreement, the Asset Purchase Agreement and certain other agreements described under "Other Arrangements" below. Copies of the Merger Agreement, the Asset Purchase Agreement and certain of those other agreements are filed as Exhibits to this statement. The following summary does not purport to be complete and is qualified in its entirety by reference to those Exhibits.

THE MERGER AGREEMENT

  The Offer. The Purchaser commenced the Offer in accordance with the terms of the Merger Agreement. Pursuant to the terms and conditions of the Merger Agreement, each of the Company, Parent and the Purchaser have agreed, subject to certain exceptions, to use its reasonable best efforts to cause the purchase of Shares pursuant to the Offer and the consummation of the Merger to occur as soon as practicable. Without limiting the foregoing, each of the Company, Parent and the Purchaser have agreed to use its reasonable best efforts to take, or cause to be taken, all actions necessary to comply promptly with all legal requirements that may be imposed on itself with respect to the Offer and the Merger and will promptly cooperate with and furnish information to each other in connection with any such requirements imposed upon any of them in connection with the Offer and the Merger. Notwithstanding the foregoing, the Company is not obligated to use its reasonable best efforts to take any action pursuant to the Merger Agreement if the Board of Directors of the Company concludes in good faith based on the advice of its outside counsel that failure to take such action is necessary in order to comply with fiduciary duties under applicable law. In addition, neither Parent nor any of its subsidiaries is obligated in connection with obtaining any required HSR Act (as defined below) or other governmental approvals to divest or hold separate or to otherwise take or commit to take any action that limits its freedom of action with respect to, or its ability to retain, the Company or any of the businesses, product lines or assets of Parent or any of its subsidiaries or that would have a material adverse effect on Parent.

  The Merger. The Merger Agreement provides that, upon the terms and subject to the conditions of the Merger Agreement, and in accordance with the MBCA, the Purchaser will be merged with and into the Company at the Effective Time. Following the Merger, the separate corporate existence of the Purchaser will cease and the Company will continue as the Surviving Corporation and will succeed to and assume all the rights and obligations of the Purchaser in accordance with the MBCA. At the Effective Time, the Articles of Incorporation and By-Laws of the Purchaser will be the Articles of Incorporation and By-Laws of the Surviving Corporation. The directors of the Purchaser will become the directors of the Surviving Corporation and the officers of the Company will become the officers of the Surviving Corporation.

  Conversion of Securities. As of the Effective Time, by virtue of the Merger and without any action on the part of the Purchaser, the Company or the holders of any securities of the Purchaser or the Company, each outstanding Share (other than Shares owned by any subsidiary of the Company, Parent, the Purchaser, or any other subsidiary of Parent) will be converted into the right to receive from the Surviving Corporation, in cash, without interest, the Offer Price. Each share of stock of the Purchaser issued and outstanding immediately prior to the Effective Time will, at the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of stock of the Purchaser, be converted into and become one fully paid and nonassessable share of Common Stock, $1.00 par value, of the Surviving Corporation.

  Representations and Warranties. In the Merger Agreement, the Company has made customary representations and warranties to Parent and the Purchaser. The representations and warranties of the Company relate, among other things, to its organization and qualification; subsidiaries; capital structure; authority to enter into the Merger Agreement and the Asset Purchase Agreement and to consummate the transactions contemplated thereby; required consents and approvals; filings made by the Company with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the "Securities Act") or the Exchange Act (including financial statements included in the documents filed by the Company under these acts); the absence of any material adverse change; the absence of certain violations and defaults; compliance with laws, licenses and permits; termination, severance and employment agreements; environmental matters; tax matters; litigation; the enforceability of certain contracts; employee benefits; liabilities; intellectual property; propriety of certain payments; the inapplicability of certain state takeover statutes and the execution of an amendment to the Rights Agreement; and the Asset Purchase Agreement and the transactions contemplated thereby.

  The Purchaser and Parent have also made customary representations and warranties to the Company. Representations and warranties of the Purchaser and Parent relate, among other things, to their organization; authority to enter into the Merger Agreement and to consummate the transactions contemplated thereby; required consents and approvals; and financing.

  Covenants Relating to the Conduct of Business. During the period from the date of the Merger Agreement to such time as the Purchaser's designees constitute a majority of the Board of Directors of the Company, the Company has agreed that it will, and will cause its subsidiaries to, in all material respects, carry on its business in, and not enter into any material transactions other than in accordance with, the ordinary course of its business as currently conducted and, to the extent consistent therewith, use reasonable best efforts to preserve intact its current business organizations, keep available the services of its current officers and key employees and preserve its relationships with customers, suppliers and others having business dealings with it to the end that its goodwill and ongoing business will not be impaired. The Company has agreed that during such period, except as otherwise expressly contemplated by the Merger Agreement, the Asset Purchase Agreement or required by law, the Company will not, and will not permit any of its subsidiaries to, without the prior written consent of Parent (which consent shall not be unreasonably withheld):

    (i) (a) declare, set aside or pay any dividends on, or make any other actual, constructive or deemed distributions in respect of, any of its capital stock, or otherwise make any payments to its shareholders in their capacity as such (other than regular quarterly dividends of not more than $0.165 per share on the Common Shares and regular semi-annual dividends of not more than $0.975 per share on the Preferred Shares, in each case declared and paid on dates consistent with past practice), (b) split, combine or reclassify

                                       4
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  any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, except the issuance of Common Shares upon conversion of any Preferred Shares in accordance with the terms thereof, or (c) except as required under existing employee benefit plans, agreements, policies, awards or arrangements in effect on the date of the Merger Agreement, purchase, redeem or otherwise acquire any shares of its capital stock or those of any subsidiary or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities;

    (ii) except as required under existing employee benefit plans, agreements, policies, awards or arrangements in effect on the date of the Merger Agreement, issue, deliver, sell, pledge, dispose of or otherwise encumber any shares of its capital stock, any other voting securities or equity equivalent or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities, equity equivalent or convertible securities (other than pursuant to the Rights Agreement or the issuance of Common Shares upon the exercise of stock options of the Company outstanding on the date of the Merger Agreement in accordance with their current terms and the issuance of Common Shares upon the conversion of any Preferred Shares Stock into Common Shares in accordance with the terms thereof);

    (iii) amend its Charter or By-laws or other similar organizational documents;

    (iv) acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets, other than (a) the purchase of raw materials and goods and services used in the manufacture of the products of the businesses of the Company and its subsidiaries, in each case in the ordinary course of business consistent with past practice and (b) other transactions that are in the ordinary course of business consistent with past practice and which in the aggregate involve assets having a purchase price not in excess of $1,000,000;

    (v) sell, lease or otherwise dispose of, or agree to sell, lease or otherwise dispose of, any of its assets, other than the sale of products of the businesses of the Company and its subsidiaries, in each case in the ordinary course of business consistent with past practice and other transactions that are in the ordinary course of business consistent with past practice and which in the aggregate involve assets having a fair market value or book value not in excess of $500,000;

    (vi) incur any new indebtedness for borrowed money or guarantee any such indebtedness or issue or sell any debt securities or guarantee any debt securities of others or make any loans, advances or capital contributions to, or other investments in, any other person, other than to or in the Company or any wholly owned subsidiary of the Company and other than customary travel and similar advances to employees in the ordinary course of business consistent with past practice;

    (vii) alter (through merger, liquidation, reorganization, restructuring or in any other fashion) the corporate structure or ownership of the Company or any subsidiary of the Company;

    (viii) enter into or adopt, or amend any existing severance plan, agreement or arrangement or enter into or amend any employee benefit plan or employment or consulting agreement, other than as required by law;

    (ix) except as required under existing plans, agreements, policies, awards or arrangements in effect on the date of the Merger Agreement, or as otherwise disclosed to Parent, increase the compensation payable or to become payable to its officers or employees, except, in the case of employees who are not officers, for increases in the ordinary course of business consistent with past practice, pay or commit to pay any bonus, or grant any severance or termination pay to, or enter into any employment or severance agreement, or establish, adopt, enter into, or amend in any material respect or take action to enhance in any material respect or accelerate any rights or benefits under, any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, stock ownership, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee, except, in each case, as may be required to comply with applicable law or regulation;

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    (x) violate or fail to perform any material obligation or duty imposed upon it by any applicable federal, state or local law, rule, regulation, guideline or ordinance;

    (xi) redeem the Rights or amend the Rights Agreement;

    (xii) breach in any material respect any of its material representations, warranties, covenants or agreements contained in the Asset Purchase Agreement (regardless of any provisions regarding notice or lapse of time, or both) or waive any of its material rights under, amend or terminate the Asset Purchase Agreement, other than a waiver of the condition regarding the consummation of the Offer;

    (xiii) make any material change in its accounting methods, policies or procedures except as a result of any change in law or generally accepted accounting principles;

    (xiv) prepare or file any tax return inconsistent with past practice or, on any such tax return, take any position, make any election or adopt any method that is inconsistent with positions taken, elections made or methods used in preparing or filing similar tax returns in prior periods, or give certain approvals or consents under the Asset Purchase Agreement in respect of the allocation of the purchase price for the TPG assets being sold thereunder; or

    (xv) authorize, recommend, propose or announce an intention to do any of the foregoing, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

  No Solicitation. The Company has agreed in the Merger Agreement that, from and after the date of the Merger Agreement, the Company will not, and will not permit any of its or its subsidiaries' officers, directors or employees to, and the Company will use its reasonable best efforts to cause all of its and its subsidiaries' attorneys, financial advisors, agents and other representatives not to, directly or indirectly, solicit, initiate or knowingly encourage (including by way of furnishing information) any Takeover Proposal (as defined below), or engage in or continue discussions or negotiations relating thereto. Notwithstanding the foregoing, the Company may engage in discussions or negotiations with, or furnish information concerning the Company and its business, properties or assets to, any third party with respect to a Takeover Proposal if the Board of Directors of the Company concludes in good faith, based on the advice of its outside counsel, that it is necessary to do so in order to comply with its fiduciary duties under applicable law. The Company will promptly notify Parent of any Takeover Proposal, including the material terms and conditions thereof and the identity of the person or group making such Takeover Proposal, and will promptly notify Parent of any determination by the Company's Board of Directors that a Superior Proposal (as defined below) has been made. For purposes of the Merger Agreement, (i) "Takeover Proposal" means any proposal or offer, other than a proposal or offer by Parent or any of its subsidiaries, for a tender or exchange offer, a merger, consolidation or other business combination involving the Company or any of its subsidiaries or any proposal to acquire in any manner a substantial equity interest in, or a substantial portion of the assets of (other than pursuant to the Asset Purchase Agreement) the Company or any of its subsidiaries and (ii) "Superior Proposal" means a bona fide proposal or offer made by a third party to acquire the Company pursuant to a tender or exchange offer, a merger, consolidation or other business combination or a sale of all or substantially all of the assets of the Company and its subsidiaries (other than pursuant to the Asset Purchase Agreement) on terms which a majority of the members of the Board of Directors of the Company concludes in their good faith reasonable judgment to be more favorable to the Company's shareholders than the transactions contemplated by the Merger Agreement and for which any required financing is committed or which a majority of such members reasonably concludes is reasonably capable of being obtained by such third party.

  The foregoing does not prohibit the Company or its Board of Directors from taking or disclosing to its shareholders any position pursuant to Rules 14d-9 and 14e-2 under the Exchange Act or from making any disclosure to the Company's shareholders if the Company's Board of Directors concludes in good faith based on the advice of its outside counsel that it is necessary to do so in order to comply with its fiduciary duties under applicable law.

  Third Party Standstill Agreements. During the period from the date of the Merger Agreement through the Effective Time, the Company has agreed not to terminate, amend, modify or waive any provision of any

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confidentiality or standstill agreement to which the Company or any of its subsidiaries is a party (other than any involving Parent, but solely in respect of the Offer or any increase in the Offer Price), unless the Board of Directors of the Company concludes in good faith based on the advice of its outside counsel that it is necessary to do so in order to comply with its fiduciary duties under applicable law. During such period, the Company has agreed to enforce, to the fullest extent permitted under applicable law, the provisions of any such agreements, including obtaining injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions thereof in any court of the United States of America or any state thereof having jurisdiction, unless the Board of Directors of the Company concludes in good faith based on the advice of its outside counsel that failure to take such action is necessary in order to comply with its fiduciary duties under applicable law.

  Options. (i) Prior to the commencement of the Offer, the Company has agreed to adopt procedures pursuant to which each outstanding stock option of the Company, stock appreciation right, and other stock based award ("Option") which is exercisable immediately prior to the consummation of the Offer in accordance with the terms of the applicable plan may be exercised or settled by the holder thereof by the delivery to the Company of a notice of exercise or acceptance of cash settlement prior to the consummation of the Offer. Upon the consummation of the Offer, each Option so exercised or settled will be canceled and promptly thereafter, the Company will deliver to the holder thereof a cash payment in an amount equal to the product of (a) the number of Common Shares subject or related to such Option and (b) the excess of the Offer Price over the exercise or purchase price per Common Shares subject or related to such Option (such payment to be net of applicable withholding taxes).

  (ii) Prior to the commencement of the Offer, the Company has agreed to take action in accordance with the Company's stock option plans to cause each Option which is outstanding immediately following the consummation of the Offer, whether or not then exercisable, to become fully exercisable. The Company also has agreed to adopt procedures pursuant to which each Option may be exercised or settled by the holder thereof by the delivery to the Company of a notice of exercise or acceptance of cash settlement prior to the Effective Time. At the Effective Time, each such Option so exercised or settled will be canceled and promptly thereafter the Company will deliver to the holder thereof cash in an amount equal to the product of (a) the number of Common Shares subject or related to such Option and (b) the excess of the Offer Price over the exercise or purchase price per Common Shares subject or related to such Option (such payment to be net of applicable withholding taxes).

  (iii) Parent has agreed to provide the Company sufficient funds for the Company to meet its payment obligations set forth in the preceding two paragraphs and, notwithstanding any provisions of the Merger Agreement to the contrary, the Company is permitted to borrow such funds to the extent they are not so provided by Parent.

  (iv) Following the Effective Time, each Option which has not theretofore been exercised or settled by the holder thereof will be canceled and promptly thereafter Parent will deliver to the holder thereof cash in an amount equal to the product of (a) the number of Common Shares subject or related to such Option and (b) the excess of the Offer Price over the exercise or purchase price per Common Shares subject or related to such Option (such payment to be net of applicable withholding taxes).

  Restricted Stock. Prior to the commencement of the Offer, the Company has agreed to cause the restrictions on restricted Common Shares under the Company's compensation plans and arrangements to lapse effective upon the consummation of the Offer and to adopt procedures to enable all holders thereof to tender such Common Shares pursuant to the terms of the Offer.

  Indemnification. From and after the consummation of the Offer, Parent has agreed to (and to cause the Company or the Surviving Corporation to) exculpate, indemnify and hold harmless all past and present officers, directors, employees and agents of the Company and its subsidiaries to the same extent such persons are currently exculpated and indemnified by the Company or any of its subsidiaries pursuant to the Company's or any such subsidiary's Charter or By-laws (or similar organizational documents), agreements in effect as of the date of the Merger Agreement or applicable law for acts or omissions, or alleged acts or omissions, occurring at or prior to the Effective Time, and Parent has agreed to (and to cause the Company or the Surviving Corporation to), honor all such obligations of the Company (including, if necessary, providing the Company or the Surviving Corporation sufficient funds), including obligations to advance expenses to such persons arising pursuant to the Company's or any such subsidiary's Charter or By-laws (or similar organizational documents), agreements in effect as of the date of the Merger Agreement or applicable law. However, Parent is not obligated to exculpate, indemnify or hold harmless any person who becomes an employee of Kuhlman or any of its subsidiaries in connection with the Asset Purchase Agreement, or the transactions contemplated thereby, for any acts or omissions occurring at or prior to the Effective Time in respect of the business previously conducted by the Company using the TPG assets (the "Excluded Matters"). Parent will cause the Surviving Corporation to provide, for an aggregate period of not less than six years from the Effective Time, the Company's current directors and officers an insurance and indemnification policy that provides coverage for events occurring prior to the Effective Time (the "D&O Insurance") that is no less favorable than the Company's existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage. Notwithstanding the foregoing, the Surviving Corporation will not be required to pay an annual premium for the D&O
Insurance in excess of 200% of the last annual premium paid prior to the date of the Merger Agreement but in such case will purchase as much coverage as possible for such amount.

  Employee Benefits. Parent has agreed that it will provide or cause the Surviving Corporation to provide benefits for the employees of the Company from and after the Effective Time either under the employee benefits plans of the Company and its subsidiaries ("Company Plans") or under other employee benefit plans established by Parent or the Surviving Corporation. As soon as reasonably practicable after the Effective Time, employer contributions to the Company's Employee Stock Ownership Plan will be discontinued and such plan will be merged into another qualified defined contribution plan maintained by Parent or its affiliates.

  Board Representation. The Merger Agreement provides that promptly after such time as the Purchaser acquires Shares pursuant to the Offer, the Purchaser will be entitled to designate at its option up to that number of directors, rounded to the nearest whole number, of the Company's Board of Directors, subject to compliance with Section 14(f) of the Exchange Act, as will make the percentage of the Company's directors designated by the Purchaser equal to the aggregate voting power of the Shares held by Parent or any of its subsidiaries (assuming the exercise of all outstanding options to purchase shares of the Company's capital stock). However, in the event that the Purchaser's designees are elected to the Board of Directors of the Company, until the Effective Time, such Board of Directors will have at least three directors who are directors on the date of the Merger Agreement (of which at least two directors are not officers of the Company) (the "Independent Directors"). If the number of Independent Directors is reduced below three for any reason whatsoever, the remaining Independent Directors will designate a person to fill such vacancy who will be deemed to be an Independent Director for purposes of the Merger Agreement or, if no Independent Directors then remain, the other directors of the Company as of the date of the Merger Agreement will designate three persons to fill such vacancies who will not be officers or affiliates of the Company or any of its subsidiaries, or officers or affiliates of Parent or any of its subsidiaries, and such persons will be deemed to be Independent Directors for purposes of the Merger Agreement. In connection with the foregoing, the Company will promptly, at the option of Parent, either increase the size of the Company's Board of Directors and/or obtain the resignation of such number of its current directors as is necessary to enable the Purchaser's designees to be elected or appointed to the Company's Board of Directors as provided above. In no event, however, will the size of the Company's Board of Directors be larger than 10 persons (thereby limiting to seven the number of directors who may be designated by Parent pending the consummation of the Merger).

  Severance, Employment and Benefit Agreements. Parent has agreed to timely honor, and following the consummation of the Offer and the Merger, respectively, to cause the Company or the Surviving Corporation, as the case may be, to timely honor (including by providing sufficient funds therefor), in accordance with their terms, certain specified severance, employment and benefit agreements, plans and arrangements with the Company's directors, officers and employees that have previously been disclosed by the Company to Parent.

  Conditions to the Offer. Notwithstanding any other term of the Offer or the Merger Agreement, the Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the Securities and Exchange Commission, including Rule 14e-l(c) under the Exchange Act (relating to the Purchaser's obligation to pay for or return tendered Shares after the termination or withdrawal of the Offer), to pay for any Shares tendered pursuant to the Offer unless: (i) there has been validly tendered and not withdrawn prior to the expiration of the Offer such number of Shares that would constitute a majority of the outstanding Shares at the expiration of the Offer (assuming the exercise of all options to purchase Shares outstanding at the expiration of the Offer) (the "Minimum Condition"); (ii) any waiting period under the HSR Act applicable to the purchase of Shares pursuant to the Offer has expired or been terminated; (iii) the Company and Kuhlman have consummated the transactions contemplated by the Asset Purchase Agreement or Kuhlman has waived any conditions to consummate the Asset Purchase Agreement, agreeing to consummate the transactions contemplated thereby contemporaneously with or immediately following the consummation of the Offer; and (iv) there has been validly tendered and not withdrawn prior to the expiration of the Offer all outstanding Preferred Shares, unless the Company has called all outstanding Preferred Shares for redemption on a date that is not later than one business day after the consummation of the Offer. Furthermore, notwithstanding any other term of the Offer or the Merger Agreement, the Purchaser will not be required to accept for payment or, subject as aforesaid, to pay for any Shares not theretofore accepted for payment or paid for, and may terminate the Offer if, at any time on or after the date of the Merger Agreement and before the acceptance of such Shares for payment or the payment therefor, any of the following conditions exists (other than as a result of any action or inaction of Parent or any of its subsidiaries that constitutes a breach of the Merger Agreement):

    (a) there shall be instituted by any governmental entity and pending as of the expiration of the Offer any suit, action or proceeding (1) seeking to prohibit or limit the acquisition by Parent or the Purchaser of any Shares pursuant to the Offer, seeking to prohibit or limit the making or consummation of the Offer or the Merger or the performance of any of the other transactions contemplated by the Merger Agreement or the Asset Purchase Agreement, or seeking to obtain from the Company, Parent or the Purchaser any damages that are material in relation to the Company and its subsidiaries taken as a whole; (2) seeking to prohibit or limit the ownership or operation by the Company, Parent or any of their respective subsidiaries of any material portion of the business or assets of the Company and its subsidiaries, or Parent and its subsidiaries, or to compel the Company or Parent to dispose of or hold separate any material portion of the business or assets of the Company and its subsidiaries, or Parent and its subsidiaries, as a result of the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement; (3) seeking to impose limitations on the ability of Parent or the Purchaser to acquire or hold, or exercise full rights of ownership of, any Shares to be accepted for payment pursuant to the Offer, including, without limitation, the right to vote such Shares on all matters properly presented to the shareholders of the Company; or (4) prohibiting Parent or any of its subsidiaries from effectively controlling any material portion of the business or operations of the Company or its subsidiaries (provided, that, in the case of clauses
  (1) through (4) above, Parent must have used its reasonable best efforts to resolve or eliminate same);

    (b) as of the expiration date of the Offer, there shall be enacted, entered, enforced, promulgated or deemed applicable to the Offer or the Merger by any governmental entity, any statute, rule, regulation, judgment, order or injunction, other than the application to the Offer, the Merger or the transactions contemplated by the Asset Purchase Agreement of applicable waiting periods under the HSR Act, that would reasonably be expected to result, directly or indirectly, in any of the consequences referred to in clauses (1) through (4) of paragraph (a) above;

    (c) the Board of Directors of the Company or any committee thereof shall have withdrawn or modified in a manner adverse to Parent or the Purchaser its approval or recommendation of the Offer, the Merger or the Merger Agreement, or approved or recommended any Takeover Proposal;

    (d) any of the representations and warranties of the Company set forth in the Merger Agreement shall not be true and correct in any respect, in each case as if such representations and warranties were made as of such time, except for (1) failures to be true and correct that would not reasonably be expected to result in a material adverse effect on the Company and (2) failures to comply that are capable of being and are cured within 20 days after written notice from Parent to the Company of such failure (in which case Parent has agreed to, and to cause the Purchaser to, extend the Expiration date of the Offer to two business days following the end of such cure period or, if earlier, the date of cure, unless the Offer would otherwise not expire prior thereto);

    (e) the Company shall have failed to perform any obligation or to comply with any agreement or covenant of the Company to be performed or complied with by it under the Merger Agreement, except for (1) failures to so perform or comply that would not reasonably be expected to result in a material adverse effect on the Company and (2) failures to perform or comply that are capable of being and are cured within 20 days after written notice from Parent to the Company of such failure (in which case Parent has agreed to, and to cause the Purchaser to, extend the expiration date of the Offer to two business days following the end of such cure period or, if earlier, the date of cure, unless the Offer would otherwise not expire prior thereto);

    (f) there shall have occurred and be continuing as of the expiration date of the Offer (1) any general suspension of trading in, or limitation on prices for, securities on a national securities exchange in the United States (excluding any coordinated trading halt triggered solely as a result of a specified decrease in a market index); (2) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States; (3) any limitation (whether or not mandatory) by any governmental entity on, or other event that materially adversely affects, the extension of credit by banks or other lending institutions; (4) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States which in any case is reasonably expected to have a material adverse effect on the Company or to materially adversely affect Parent's or the Purchaser's ability to complete the Offer or the Merger; or (5) in case of any of the foregoing existing on the date of the Merger Agreement, material acceleration or worsening thereof which in any case is reasonably expected to have a material adverse effect on the Company or to materially adversely affect Parent's or the Purchaser's ability to complete the Offer or the Merger; or

    (g) the Merger Agreement shall have been terminated in accordance with its terms.

  The foregoing conditions, other than the Minimum Condition, are for the sole benefit of Parent and the Purchaser and may, subject to the terms of the Merger Agreement, be waived by Parent and the Purchaser in whole or in part at any time and from time to time in their sole discretion. The failure by Parent or the Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances and each such right will be deemed an ongoing right that may be asserted at any time and from time to time.

  Should the Offer be terminated pursuant to the foregoing provisions, all tendered Shares not previously accepted for payment shall promptly be returned to the tendering shareholders.

  Conditions to the Merger. The respective obligations of each party to effect the Merger will be subject to the fulfillment at or prior to the Effective Time of the following conditions: (i) if required by applicable law, the shareholders of the Company must have approved the Merger Agreement (provided that Parent and the Purchaser vote all of their Shares entitled to vote thereon in favor of the Merger); (ii) no statute, rule, regulation, executive order, decree, temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other governmental entity preventing the consummation of the Merger must be in effect (provided that each of the parties must have used its reasonable best efforts to prevent the entry of any such temporary restraining order, injunction or other order and to appeal as promptly as possible any injunction or other order that may be entered); (iii) the Purchaser must have previously accepted for payment and paid for Shares pursuant to the Offer (this condition being deemed satisfied with respect to the obligations of Parent or the Purchaser if the Purchaser fails to accept for payment and pay for any Shares pursuant to the Offer in violation of the terms of the Merger Agreement); and (iv) any waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), applicable to the Merger must have expired or been terminated.

  Termination. The Merger Agreement provides that it may be terminated at any time prior to the Effective Time, whether before or after the approval of the shareholders of the Company: (i) by mutual written consent of Parent and the Company; (ii) by either Parent or the Company: (a) if (1) as a result of the failure of any of the conditions to the Offer as set forth in the Offer to Purchase, the Offer is terminated or expires in accordance with its terms without the Purchaser having accepted for payment any Shares pursuant to the Offer or (2) all of the conditions to the Offer set forth in the Offer to Purchase have not been satisfied prior to June 30, 1997 or such later date as the parties may agree to (provided that the right to terminate the Merger Agreement described in this clause (ii)(a) will not be available to any party whose failure to perform any of its obligations under the Merger Agreement results in the failure of any such condition to the Offer or if the failure of such condition to the Offer results from facts or circumstances that constitute a breach of representation or warranty under the Merger Agreement by such party); or (b) if any governmental entity issues an order, decree or ruling or takes any other action permanently enjoining, restraining or otherwise prohibiting the transactions contemplated by the Merger Agreement and such order, decree or ruling or other action becomes final and nonappealable, provided that the party seeking to terminate the Merger Agreement must have used its reasonable best efforts to lift or vacate such order, decree or ruling; (iii) by Parent or the Purchaser prior to the purchase of Shares pursuant to the Offer in the event of a breach by the Company of any representation, warranty, covenant or other agreement contained in the Merger Agreement which (a) would reasonably be expected to result in a material adverse effect on the Company or (b) cannot be or has not been cured within 20 days after the giving of written notice to the Company; (iv) by Parent or the Purchaser if the Board of Directors of the Company or any committee thereof withdraws or modifies in any manner adverse to Parent or the Purchaser its approval or recommendation of the Offer, the Merger or the Merger Agreement, or approves or recommends any Takeover Proposal; (v) by the Company if the Board of Directors of the Company reasonably determines that a Takeover Proposal constitutes a Superior Proposal and the Board of Directors of the Company determines in good faith based on the advice of its outside counsel that termination of the Merger Agreement is necessary in order to comply with its fiduciary duties under applicable law; (vi) by the Company, if
(a) any of the representations or warranties of Parent or the Purchaser set forth in the Merger Agreement that are qualified as to materiality are not true and correct in any respect or any such representations or warranties that are not so qualified are not true and correct in any material respect, or (b) Parent or the Purchaser fail to perform in any material respect any obligation or to comply in any material respect with any agreement or covenant of Parent or the Purchaser to be performed or complied with by it under the Merger Agreement and, in the case of (a) or (b), such untruth or incorrectness or failure cannot be or has not been cured within 20 days after the giving of written notice to Parent or the Purchaser, as applicable; or (vii) by the Company, if the Offer has not been timely commenced. Notwithstanding the foregoing, the Company may not terminate the Merger Agreement pursuant to clause (v) unless and until five business days have elapsed following delivery to Parent of a written notice (a "Section 9.1(e) Notice") of the conclusion by the Board of Directors of the Company described in clause (v) and, during such five business day period, the Company has cooperated fully with Parent, including informing Parent of the terms and conditions of the Takeover Proposal and the identity of the person making the Takeover Proposal, with the intent of enabling Parent to agree to a modification of the terms and conditions of the Merger Agreement so that the transactions contemplated thereby may be effected. Furthermore, the Company may not terminate the Merger Agreement pursuant to clause (v) unless at the end of such five business day period the Board of Directors of the Company continues reasonably to believe its prior conclusion that the Takeover Proposal constitutes a Superior Proposal and simultaneously with such termination the Company pays to Parent the Expenses (as defined below). In connection with the foregoing, the Purchaser is required to extend the Offer by the earlier of seven business days following a Section 9.1(e) Notice or the termination by the Company under clause (v) above and by up to two business days following the 20-day cure period described in clause (iii) above. In the event of a termination of the Merger Agreement by either the Company or Parent, the Merger Agreement will forthwith become void (except for certain specified provisions, including those pertaining to the payment of certain expenses and fees and except for certain confidentiality obligations of the parties) and the Offer and the Merger terminated and abandoned and there will be no liability or obligation on the part of Parent, the Purchaser or the Company or their respective officers, directors, employees or agents, other than liability for any willful or bad faith breach.

  Fees and Expenses. Except as provided in the Merger Agreement, whether or not the Merger is consummated, all costs and expenses incurred by a party to the Merger Agreement in connection with the Merger Agreement and the transactions contemplated thereby, including the fees and disbursements of counsel, financial advisors and accountants, will be paid by the party incurring such costs and expenses.

  The Company has agreed in the Merger Agreement that it will pay, or cause to be paid, in same day funds to Parent, up to $1,750,000 of Expenses if: (i) Parent or the Purchaser terminates the Merger Agreement under clause (iv) set forth under "Termination" above; or (ii) the Company terminates the Merger Agreement pursuant to clause (v) set forth under "Termination" above. "Expenses" means documented out-of-pocket fees and expenses reasonably incurred or paid by or on behalf of Parent or its subsidiaries in connection with the Offer, the Merger or the consummation of any of the transactions contemplated by the Merger Agreement, including all reasonable fees and expenses of law firms, commercial banks, investment banking firms, accountants, experts and consultants to Parent or any of its subsidiaries.

  If Expenses are payable, or have been paid, as described in the preceding paragraph and within 365 days after a termination described in such paragraph a Takeover Proposal with a third party is consummated (other than a Takeover Proposal relating to the sale of all or substantially all of the Company's
TPG), the Company has agreed to pay to Parent, simultaneously with the consummation of such Takeover Proposal, the additional sum of $9,000,000.

THE ASSET PURCHASE AGREEMENT

  Sale and Purchase of Assets; Consideration. In the Asset Purchase Agreement, Sellers have agreed to sell to Kuhlman, and Kuhlman has agreed to purchase from Sellers, on the terms and subject to the conditions set forth therein, all right, title and interest that Sellers possess and have the right to transfer in all of the properties, assets, rights, claims and goodwill relating exclusively to the business of the TPG (the "Business"), including all of the outstanding capital stock owned by the Company in certain foreign subsidiaries constituting part of the TPG (the "Foreign Subsidiaries") (collectively the "Purchased Assets"). As consideration for the transfer of the Purchased Assets and Sellers' other undertakings in the Asset Purchase Agreement, including certain restrictive covenants, Kuhlman has agreed to pay to Sellers at closing $86,000,000 in cash. As additional consideration for the transfer of the Purchased Assets and Sellers' other undertakings in the Asset Purchase Agreement, Kuhlman has agreed to assume and fully pay, satisfy and discharge when due (other than in the case of any good faith disputes) all of Sellers' respective liabilities and obligations to the extent relating to the Business other than specified liabilities expressly excluded in the Asset Purchase Agreement.

  Representations and Warranties. The Asset Purchase Agreement contains customary representations and warranties of Sellers with respect to the Business. The representations and warranties of Sellers relate to, among other things: Sellers' organization and qualification; Sellers' authority to enter into the Asset Purchase Agreement and to consummate the transactions contemplated thereby; the absence of conflicts and required consents and approvals; filings made by the Company with the Securities and Exchange Commission under the Securities Act or Exchange Act (including financial statements included in the documents filed by the Company under those acts); the absence of any material adverse change; litigation; compliance with laws; tax matters; termination, severance and employment agreements; employee benefit plans; environmental matters; labor matters; title to the Purchased Assets; real property; intellectual property; material contracts; and broker's fees.

  The Asset Purchase Agreement also contains customary representations and warranties of Kuhlman with respect to, among other things: Kuhlman's organization; authority to enter into the Asset Purchase Agreement and to consummate the transactions contemplated thereby; the absence of potential conflicts and required consents and approvals; broker's fees; acceptance of the Purchased Assets; and financing.

  Survival of Representations, Warranties and Covenants. None of the representations or warranties of Sellers and Kuhlman in the Asset Purchase Agreement will survive the closing, other than Sellers' representations and warranties with respect to broker's fees, title to the Purchased Assets and authority to enter into and consummate the transactions contemplated by the Asset Purchase Agreement, which will survive forever. The post-closing covenants and agreements of the parties, including the indemnification covenants described in "Indemnification" below, will survive the closing without limitation, except for those that, by their terms, contemplate a shorter survival period. Except for the covenants and agreements of Sellers described in "Interim Operations of Sellers" below, which will survive for two years after the closing, all pre-closing covenants and agreements of the parties will not survive the closing.

  Interim Operations of Sellers. The Asset Purchase Agreement provides that, except as contemplated thereby or as expressly agreed to in writing by Kuhlman, during the period from the date of the Asset Purchase Agreement to the closing:
(i) each Seller will conduct its operations relating to the Business in the ordinary course of business consistent with past practices; (ii) each Seller will exercise its reasonable best efforts to preserve intact the present business organizations and personnel relating to the Business, preserve the present goodwill of the Business with all persons having business dealings with it and comply with all laws applicable to the conduct of the Business; (iii) Sellers will not take, or agree in writing or otherwise to take, any action that would make any of the representations or warranties of Sellers contained in the Asset Purchase Agreement untrue or incorrect in any material respect as of the date when made; and (iv) the Foreign Subsidiaries will not transfer any cash or cash equivalents to the Company.

  Termination. The Asset Purchase Agreement may be terminated: (i) by either the Company or Kuhlman if a court or other governmental body has taken action to prohibit the transactions contemplated thereby or if the transactions contemplated by the Asset Purchase Agreement have not closed by June 30, 1997;
(ii) by Kuhlman upon certain breaches of the Asset Purchase Agreement by Sellers, following notice to, and an opportunity to cure such breaches by, the Company; (iii) by the Company upon certain breaches of the Asset Purchase Agreement by Kuhlman, following notice to, and an opportunity to cure such breaches by, Kuhlman; and (iv) by the Company if the Merger Agreement is terminated for any reason. If the Company terminates the Asset Purchase Agreement pursuant to the immediately preceding clause (iv), it has agreed to pay Kuhlman the sum of $100,000 within three business days of termination, provided that Kuhlman is not in material breach of its representations, warranties or obligations under the Asset Purchase Agreement.

  Restrictive Covenants. Subject to certain exceptions, Sellers and their respective subsidiaries have agreed not to compete with the Business or solicit, divert or accept orders from certain customers of the Business for five years following the closing of the transactions contemplated by the Asset Purchase Agreement. In addition, Sellers and their respective subsidiaries have agreed not to solicit certain employees of the Business for three years following the closing. The foregoing covenants will not restrict the right of a Seller or any subsidiary to own up to 5% of the outstanding capital stock of certain publicly traded companies or to acquire a business any unit of which engages in any activity restricted by the foregoing covenants, provided that not more than 15% of the consolidated revenues of the acquired business is derived from the unit and the acquired business divests itself of the unit within one year after the purchase. The Parent has entered into a Joinder dated February 2, 1997 under which it agrees, effective as of the consummation of the Offer, to be responsible for Sellers' compliance with the restrictive covenants described above. A copy of the Joinder is filed as Exhibit 4 to this statement and is here incorporated by reference.

  Conditions to the Transaction. The obligations of the parties to consummate the transactions contemplated by the Asset Purchase Agreement are subject to the satisfaction or waiver of certain conditions, including that no statutes, rules, regulations or actions by governmental authorities must have been enacted or taken that make illegal or prohibit the consummation of such transactions or otherwise would materially adversely affect the Business. The obligations of Kuhlman to consummate the transactions contemplated by the Asset Purchase Agreement are subject to the satisfaction or waiver of certain additional conditions, including that Sellers are not in breach of their representations, warranties or covenants under the Asset Purchase Agreement (subject to certain materiality standards and cure periods) and the absence of certain developments with respect to the Business that have had or may reasonably be expected to have a material adverse effect on the Business. The obligation of Sellers to consummate the transactions contemplated by the Asset Purchase Agreement are subject to the satisfaction or waiver of certain additional conditions, including that Kuhlman is not in breach of its representations, warranties or covenants under the Asset
Purchase Agreement (subject to certain materiality standards and cure periods) and that the Offer must have been consummated.

  Indemnification. Sellers have agreed to defend, indemnify and hold harmless Kuhlman and certain related parties against certain losses and expenses resulting from or relating to, among other things: (i) any breach of any representation, warranty, covenant or agreement made by Sellers in the Asset Purchase Agreement that survives the closing or any breach or nonperformance of any agreement entered into by any Seller at closing; and (ii) any liabilities of Sellers not assumed by the Asset Purchaser pursuant to the Asset Purchase Agreement.

  Kuhlman has agreed to defend, indemnify and hold harmless each Seller and certain related parties against certain losses and expenses resulting from or relating to, among other things: (i) any breach or nonperformance of any covenant or agreement made by Kuhlman in the Asset Purchase Agreement that survives the closing or any agreement entered into by Kuhlman at closing; (ii) liabilities assumed by Kuhlman in the Asset Purchase Agreement, and (iii) the conduct of the Business and the use of the Purchased Assets after closing.

  The Asset Purchase Agreement limits in certain respects the indemnification obligations of Sellers. In particular, except with respect to post-closing covenants and agreements of Sellers and other limited matters set forth in the Asset Purchase Agreement, Sellers will not be liable to Kuhlman for any indemnification claims until the aggregate amount of the claims exceeds $500,000 (the "Basket Amount"), and upon reaching the Basket Amount Sellers will be liable to Kuhlman for all indemnification claims in excess of the Basket Amount up to a maximum aggregate amount of $8,000,000.

  Parent has entered into a Joinder dated February 2, 1997 under which it agrees, effective as of the consummation of the Offer, to be responsible for Sellers' performance of their indemnification obligations under the Asset Purchase Agreement. A copy of the Joinder is filed as Exhibit 4 to this statement and is here incorporated by reference.

OTHER ARRANGEMENTS

  Upon consummation of the Offer, Parent has agreed to engage George R. Kempton, Chairman of the Board and Chief Executive Officer of the Company, Peter W. Gravelle, President and Chief Operating Officer of the Company, and Timothy D. Peterson, Vice President--Marketing and International of the Company (the "Consultants") to act as consultants to Parent with respect to Parent's operations and business development activities. In connection with their engagement by Parent, the Consultants have agreed to refrain from engaging in any activity in competition with Parent and to provide certain consulting services for Parent. Under the consulting agreements, Mr. Kempton will receive $49,400 per month for 36 months, Mr. Gravelle will receive $44,600 per month for 72 months and Mr. Peterson will receive $14,100 per month for 72 months. Copies of the consulting agreements are filed as Exhibits 5(a), 5(b) and 5(c) to this statement and are here incorporated by reference. This summary of the consulting agreements is qualified in its entirety by reference to those Exhibits.

  The Company has entered into various agreements and arrangements with its directors and executive officers which are described under "EXECUTIVE COMPENSATION" in the Information Statement. That description is here incorporated by reference.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

  (a) Recommendation of the Board of Directors. The Board of Directors of the Company recommends that all holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

  The Board of Directors of the Company has unanimously adopted the Merger Agreement and approved the transactions contemplated thereby, including the Offer and the Merger, and determined that the consideration to be paid for each Share in the Offer and the Merger is fair to the shareholders of the Company and that the Offer and the Merger are otherwise in the best interests of the Company and its shareholders. A copy of a letter to the shareholders of the Company from George R. Kempton, on behalf of the Board, communicating the Board of Directors' recommendation is filed as Exhibit 6 to this statement and is here incorporated by reference.

  (b) Background; Reasons For the Board's Recommendation.

  Background. On June 4, 1996, George R. Kempton, Chairman of the Board and Chief Executive Officer of the Company, wrote to Richard C. Osborne, Chairman and Chief Executive Officer of Parent, suggesting that the parties meet to discuss a possible strategic alliance. On June 18, 1996, the chairmen of the respective companies met and, following the execution of a mutual Confidentiality and Standstill Agreement dated June 18, 1996, a copy of which is filed as Exhibit 7 to this statement and is here incorporated by reference, discussed potential synergistic advantages that might be obtainable through a combination of the companies' respective product and marketing capabilities. At the time of the meeting, the market price for the Company's Common Shares was approximately $25 per share.

  On June 19, 1996, Mr. Kempton wrote Mr. Osborne outlining several reasons why an alliance of the Company and Parent may be mutually beneficial. The reasons outlined by Mr. Kempton included: (i) the Company's walk-in cooler and deli case product lines complemented Parent's product lines for the food service industry (restaurants, fast food chains and convenience stores); (ii) Parent's ice machines and food preparation work stations complemented the Company's display case product lines for the supermarket industry; (iii) there was little or no product overlap between the two companies; (iv) purchasing trends of customers in the food service and supermarket industries suggested a desire of those customers to reduce their numbers of individual suppliers and to enter into longer-term supply relationships with full-line suppliers that could provide acceptable quality, delivery and price; and (v) the companies' manufacturing operations geographically complemented each other on a global basis, particularly in light of Parent's strong presence and experience in the European markets and the Company's market position in Australia and its expansion in Southeast Asian markets.

  Additional correspondence was exchanged by the parties during the month following their initial meeting and another meeting between certain executive officers of the companies was held on July 24, 1996. At that meeting the parties continued to explore the potential advantages of combining the Company's commercial products business with the commercial products business of Parent.

  At the Company's regularly scheduled Board of Directors' meeting held July 26, 1996, Mr. Kempton reported to the Board on the meetings that had been held with Parent and inquired whether the Board desired Mr. Kempton to explore further a possible business combination with Parent. The Board authorized the Company's management to continue dialogue with Parent to determine whether a proposal could be obtained which would provide a premium value to the Company's shareholders, although the Board emphasized that it was not making any decision to sell the Company.

  Following the July 26, 1996 Board meeting, Mr. Osborne contacted Mr. Kempton and indicated that Parent had a continuing interest in a possible acquisition of the Company's commercial products business. Mr. Osborne also informed Mr. Kempton that Parent would engage the investment banking firm of Morgan Stanley & Co. Incorporated ("Morgan Stanley") to assist in Parent's evaluation of the Company.

  On September 6, 1996, Mr. Kempton and other executive officers of the Company met with representatives of Parent and Morgan Stanley and continued discussions concerning the possible acquisition of the Company by Parent. In that meeting, Mr. Osborne stated that Parent had no interest in acquiring the Company's TPG and he inquired whether the Company might be willing to sell its commercial products group business separately. Due to the cyclical nature of the Company's TPG, Mr. Kempton indicated that he did not believe it would be beneficial to the Company's shareholders to retain the TPG, as it was currently constituted, as a stand-alone business entity, but he acknowledged that a sale of the TPG to a third party in connection with the acquisition of the Company by Parent might maximize value to the Company's shareholders.

  Also in September 1996, the Company engaged a regional investment banking firm to conduct an evaluation of each of the Company's nine operating divisions to assist the Company's management and Board of Directors in its long-range strategic planning. The investment banking firm reported to the Company's management on various potential strategic alternatives to enhance the value of the Company to its shareholders, including: (i) maintaining the status quo and carrying out current operating plan strategies; (ii) implementing an aggressive campaign to increase the investing community's awareness of the Company; (iii) issuing letter stock to reflect the value of one of the Company's two product groups; (iv) spinning off one of the Company's two products groups in the form of a dividend to existing shareholders; (v) partially divesting the TPG and retaining isolated product lines (such as the fan and fan clutch cooling product lines); (vi) divesting the TPG in its entirety; (vii) divesting the Company's commercial products business; and
(viii) selling the entire Company.

  In late September 1996, Mr. Osborne contacted Mr. Kempton and reemphasized that Parent would not make any acquisition proposal for the Company unless the TPG could be sold to a third party in a prearranged transaction. Mr. Osborne requested and received permission to contact a third party that had acquired several transportation components companies to see if that party had an interest in acquiring the TPG. Mr. Osborne subsequently informed Mr. Kempton that the third party expressed an interest in the possible acquisition of the TPG assets in a transaction in which the Company would receive a cash payment of up to $85 million, although Mr. Osborne understood that the third party's proposal would not include the assumption of pre-closing liabilities associated with the TPG, other than perhaps current trade payables. The parties agreed that they would continue to investigate whether a more advantageous sales opportunity might be available for the TPG.

  At its regularly scheduled meeting held October 24, 1996, Mr. Kempton updated the Board on his discussions with Mr. Osborne. The Board also reviewed and discussed the report of the regional investment banking firm concerning possible alternatives to maximize value to the Company's shareholders and additional discussions on this topic were scheduled for the Board's January 1997 meeting. The Board also authorized Mr. Kempton to discuss with two executive managers of the TPG (the "MBO Proponents") whether they had an interest in investigating a possible management buy-out of the TPG.

  During late November and early December 1996, the MBO Proponents met with independent financial advisers to determine the feasibility of a management-led acquisition of the TPG. The MBO Proponents reported to Mr. Kempton that they did have an interest in bidding for the TPG and that, based upon the meetings held with their financial advisers, they believed that a transaction could be structured providing a purchase price of approximately $90 million ($85 million in cash and $5 million in notes). The MBO Proponents indicated, however, that any offer they would make would be conditioned upon the Company retaining responsibility for pre-closing liabilities associated with the TPG, other than trade payables and certain other designated liabilities, and upon obtaining necessary financing.

  On December 17, 1996, the Company's executive management, including the MBO Proponents, met again with representatives of Parent and Morgan Stanley and continued discussions concerning the possible acquisition of the Company by Parent. The MBO Proponents were given an opportunity at that meeting to outline their interest in acquiring the TPG and the proposed structure of a transaction. In a subsequent conversation with Mr. Kempton, Mr. Osborne expressed concerns as to the financing uncertainties associated with the MBO Proponents' proposal and certain of the suggested terms of the proposal.

  A special meeting of the Company's Board of Directors was held on December 17, 1996 to review and discuss the status of discussions with Parent, the interest expressed by the MBO Proponents in the TPG and the response of Parent to the MBO Proponents' proposal. Mr. Kempton noted that, within the preceding month, Kuhlman had made an unsolicited inquiry as to whether the Company might wish to explore some strategic alliance involving the TPG. He also noted that several years earlier the Company had engaged in discussions with Schwitzer, Inc. ("Schwitzer") concerning a possible business combination, and that after the termination of those discussions Schwitzer had been acquired by Kuhlman. It was determined that Mr. Kempton would contact Kuhlman to investigate whether it might be interested in acquiring the TPG in a transaction that would facilitate an acceptable proposal by Parent for the entire Company.

  At its December 17, 1996 meeting, the Board also constituted a committee (the "Special Committee") comprised of the non-employee directors serving on the Board's Acquisition, Divestiture and Merger Committee (Messrs. Grant C. Gentry (Chair), Robert W. Navarre and Robert J. Ratliff), together with Mr. Kempton (ex-officio) and Paul K. Gaston, to assist the Board in evaluating any proposal that might be made for the Company or the TPG. The Special Committee held its first meeting on December 20, 1996.

  Discussions continued with Parent during the remainder of December 1996, and on December 26, 1996, Mr. Kempton and another executive officer of the Company met with Gary G. Dillon, the Chairman, President and Chief Executive Officer of Schwitzer, to discuss a possible acquisition of the TPG by Kuhlman. Based upon preliminary evaluation materials made available pursuant to a mutual Confidentiality and Standstill Agreement executed at that meeting, a copy of which is filed as Exhibit 8 to this statement and is here incorporated by reference, Mr. Dillon expressed a substantial interest in pursuing an acquisition transaction.

  On December 27, 1996, legal counsel for the Company and Parent met and discussed possible transaction structures, timing and due diligence.

  Mr. Dillon visited various of the TPG facilities during the first week of January 1997, and on January 6, 1997, contacted Mr. Kempton and confirmed Kuhlman's interest in acquiring the TPG. At the time, Kuhlman was not aware that the Company was discussing a possible sale transaction with Parent. Mr. Kempton and Mr. Osborne discussed the preliminary indications of value expressed by Mr. Dillon and they agreed that a three-way meeting should be held among the parties to determine whether an acceptable proposal for the TPG could be structured. Mr. Osborne indicated that Parent's valuation of the Company would be adversely affected by any continuing exposure of the Company to liabilities associated with the TPG.

  On January 13, 1997, the Special Committee met to review and discuss the status of discussions with Parent and Kuhlman. At that meeting, the Special Committee authorized the engagement of the investment banking firm of William Blair & Co., L.L.C. ("William Blair") to evaluate the fairness from a financial point of view to the Company's shareholders of the consideration to be received by such shareholders in any offer that might be made by Parent, taking into consideration the possible sale of the TPG as part of such a proposal. The scope of William Blair's engagement was subsequently enlarged to include assisting the Company in its negotiations with Parent.

  From January 20, 1997 through February 1, 1997, the Company engaged in extensive negotiations with Parent and Kuhlman concerning the terms of the definitive agreements under which Parent would acquire the Shares and Kuhlman would acquire the TPG. Between January 21 and January 23, 1997, representatives of each of the parties held extended meetings at the offices of the Company's legal counsel, including a meeting held January 23, 1997 among Mr. Kempton, Mr. Osborne and Mr. Dillon. The contractual terms negotiated with Parent during this period included, among others, the terms of the Offer, the representations and warranties to be made by the Company in the Merger Agreement (which is described in detail in Item 3 in this statement), the conditions to the Purchaser's obligations to consummate the Offer and the Merger, and the size of the termination fee and instances in which such fee would be payable in the event the transactions contemplated by the Merger Agreement were not consummated. The terms negotiated with Kuhlman concerning the Asset Purchase Agreement (which is described in Item 3 of this statement) included, among others, the liabilities to be assumed by Kuhlman as part of the transaction, the representations and warranties to be made by the Company in the Asset Purchase Agreement and the obligations of the Company with respect to such representations and warranties following the closing and the conditions to Kuhlman's obligations to consummate the Asset Purchase Agreement.

  The terms of the respective definitive agreements and the ongoing negotiations with respect to such agreements were reviewed by the Special Committee in meetings held on January 30 and 31, 1997, and by the Company's Board of Directors in a meeting on January 31, 1997. At the January 31, 1997 meeting, the Board of Directors also received a preliminary report from William Blair. On January 31, 1997 and February 1, 1997, Parent also negotiated with certain of the Company's key executive officers mutually acceptable consulting and noncompetition agreements (which are attached to this statement as Exhibits 5(a), 5(b), and 5(c)), and modifications of existing agreements between such individuals and the Company, each of which was a condition to Parent entering into the Merger Agreement.

  All substantive terms of the Merger Agreement and the Asset Purchase Agreement were resolved on February 1, 1997, and the Company's Board of Directors convened to review the terms of the respective agreements. At that meeting, William Blair delivered its opinion to the Board of Directors, as described below, to the effect that the consideration to be received by the Company's shareholders in the Offer and the Merger is fair from a financial point of view and the Board unanimously approved both the Merger Agreement and the Asset Purchase Agreement, subject to the fulfillment of certain conditions which were subsequently satisfied.

  On February 2, 1997, the Merger Agreement and the Asset Purchase Agreement were executed by the respective parties, and press releases announcing the execution of such agreements and the transactions contemplated thereunder were issued on the morning of February 3, 1997 before the opening of the New York Stock Exchange, Inc. A copy of the joint press release issued by the Company and Parent is filed as Exhibit 3 to this statement and is here incorporated by reference.

  Reasons for the Board's Recommendation; Factors Considered by the Board. In making its decision and concluding to recommend that holders of Shares tender their Shares pursuant to the Offer as described in Item 4(a) above, the directors of the Company considered a number of factors, including, among others, the following material considerations:

    (i) the directors' familiarity with and review of the business, financial condition, results of operations and prospects of the Company and the Company's competitive position in its business, as well as general economic and stock market conditions;

    (ii) the advantages of a strategic combination with Parent in enhancing the Company's growth prospects and competitive position and the advantages of a strategic combination with Kuhlman in enhancing the growth prospects and competitive position of the TPG;

    (iii) the possible alternatives to the Offer and the Merger, including, among others, continuing to operate the Company as an independent entity and the risks associated therewith;

    (iv) the historical and recent market prices and trading volumes for the Shares and the premium represented by the $43.00 per Share payable in the Offer over those market prices;

    (v) the anticipated costs associated with restructuring the Company or pursuing other strategic alternatives;

    (vi) the directors' belief that $43.00 payable in the Offer represented the highest price per Share that could be negotiated with Parent;

    (vii) the presentations by William Blair, including the opinion of William Blair, a copy of which is filed as Exhibit 9 to this statement, to the effect that, as of February 1, 1997, the $43.00 per Share in cash to be received by holders of Shares (other than Parent or any of its affiliates) in the Offer and the Merger is fair to those holders from a financial point of view;

    (viii) the timing of the sale of the Company and premiums currently being obtained in comparable transactions;

    (ix) the proposed structure of the transaction involving an immediate cash tender offer for all outstanding Shares to be followed by a merger, thereby enabling the shareholders to obtain cash for their Shares with relatively little delay, and the tax effects of the transaction on the Company's shareholders;

    (x) the terms and conditions of the Merger Agreement, including, among others, the right of the Company's Board of Directors (a) in connection with the discharge of the Board's fiduciary duties to the Company and its shareholders, to withdraw, modify or amend its recommendation to shareholders to accept the Offer and/or to pursue a Takeover Proposal from another party, and (b) in certain circumstances to terminate the Merger Agreement (in which case, under certain conditions, the Company would be obligated to pay Parent up to $1,750,000 of expenses incurred by Parent and the Purchaser in connection with the Offer, the Merger and the other transactions contemplated by the Merger Agreement and, if a Takeover

  Proposal (other than a Takeover Proposal relating to the sale of the TPG) were consummated within 365 days after such termination, an additional fee of $9,000,000);

    (xi) the terms and conditions of the Asset Purchase Agreement, including, among others, the closing condition (which the Company can waive) that the Offer must have been consummated;

    (xii) that all of the Company's shareholders will receive the same price and consideration for their Shares;

    (xiii) the financial strength of Parent and the absence of any financing condition in the Offer or in the Merger Agreement; and

    (xiv) the regulatory approvals required to consummate the Merger, including, among others, antitrust approvals, and the prospects for receiving such approvals.

  The Company's directors also recognized that, while consummation of the Offer and the Merger will result in all shareholders being entitled to receive $43.00 net in cash for each of their Shares, it will eliminate the opportunity for current shareholders to participate in the benefit of increases, if any, in the value of the Company's business and properties following the Merger. Accordingly, the directors gave consideration to the Company's future prospects, as well as its historical results of operations.

  The Board of Directors of the Company did not assign relative weights to the foregoing factors or determine that any factor was of specific importance relative to any other factor. Rather, the Board viewed its position and recommendation as being based on the totality of the information presented to and considered by it.

  The full text of the opinion of William Blair dated February 1, 1997 is filed as Exhibit 9 to this statement and is here incorporated by reference. Item 5 of this statement includes a description provided by William Blair of the assumptions made, matters considered, analyses used and limitations on the review undertaken by William Blair in connection with the opinion. SHAREHOLDERS ARE URGED TO READ THE OPINION AND THE RELATED DESCRIPTION IN ITEM 5 IN THEIR ENTIRETY. The Company's Board of Directors was aware that William Blair would be entitled to receive certain fees described in Item 5 below upon the consummation of the transactions contemplated by the Merger Agreement.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  Pursuant to an engagement letter dated January 27, 1997 (the "Engagement Letter"), the Company retained William Blair to render certain financial advisory and investment banking services to the Company in connection with the transactions contemplated by the Merger Agreement, including rendering an opinion, if it was able, as to the fairness, from a financial point of view, of the consideration to be received by the Company's shareholders (other than Parent or any affiliates) with respect to the Shares pursuant to the Merger Agreement. William Blair is a nationally recognized firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with merger transactions and other types of strategic combinations and acquisitions. The Company retained William Blair as its financial advisor on the basis of William Blair's experience and expertise in transactions similar to the Merger and its reputation in the investment banking community.

  As consideration for William Blair's services, the Company paid William Blair a retainer fee of $35,000 upon execution of the Engagement Letter, is obligated to pay William Blair an additional fee of $80,000 in connection with the rendering of its fairness opinion and is obligated to pay William Blair an additional fee of $70,000 upon the dissemination of this statement. The Company further agreed in the Engagement Letter that if it consummated the transactions contemplated by the Merger Agreement, then the Company would pay William Blair an additional fee equal to the sum of (i) 0.15% of the total consideration received by the Company's shareholders with respect to the Shares in such transaction, less amounts previously paid or payable to William Blair as described in the preceding sentence, and (ii) 5.0% of the amount by which such total consideration exceeds the product of $40.00 times the number of Shares outstanding calculated on a fully diluted basis, provided that in no event will the aggregate fees paid to William Blair exceed 0.75% of the total consideration received by the Company's shareholders with respect to the Shares. In addition, the Company has agreed to reimburse William Blair for its reasonable out-of-pocket expenses, including the reasonable fees and expenses of its legal counsel, incurred in connection with the performance of its duties under the Engagement Letter, and has agreed to indemnify William Blair against certain liabilities, including liabilities arising under applicable securities laws.

  As noted above, as part of its engagement the Company asked William Blair to render an opinion, if it was able, as to the fairness, from a financial point of view, of the consideration to be received by the Company's shareholders (other than Parent or any of its affiliates) pursuant to the Merger Agreement. The following is a summary provided by William Blair of certain of the assumptions made, matters considered, financial analyses used and limitations on the review undertaken by William Blair in connection with providing its oral opinion (confirmed in writing) to the Board of Directors of the Company on February 1, 1997, that the consideration to be received by the Company's shareholders pursuant to the Merger Agreement as of such date is fair to the Company's shareholders from a financial point of view. William Blair's opinion does not constitute a recommendation by William Blair to any shareholder of the Company as to whether to tender Shares pursuant to the Offer. William Blair has in the past and may in the future render investment banking services to Parent. The full text of the opinion of William Blair, dated February 1, 1997, is filed as Exhibit 9 to this statement and is here incorporated by reference.

  In connection with its opinion, William Blair reviewed, among other things:
(i) a draft of the Merger Agreement and a draft of the Asset Purchase Agreement, including the financial terms thereof; (ii) audited financial statements of the Company for the four fiscal years ended December 31, 1995, 1994, 1993 and 1992; (iii) the unaudited financial statements of the Company for the fiscal year ended December 31, 1996; (iv) certain internal information and forecasts for the Company prepared by its management; and (v) certain other publicly available information on the Company. William Blair also held discussions with members of the senior management of the Company regarding its past and current business operations, financial condition and future prospects. In addition, William Blair reviewed the reported price and trading activity for the Common Shares, compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the commercial refrigeration products and transportation components industries specifically and in other industries generally and performed such other studies and analyses as it considered appropriate. William Blair was not requested to, nor did it, seek alternative participants for a proposed transaction.

  In connection with its review, William Blair assumed and relied upon the accuracy and completeness of all such information and did not attempt to verify independently any of such information. In addition, William Blair did not make or obtain an independent valuation, appraisal or physical inspection of any of the assets, properties or liabilities of the Company. With respect to financial projections, William Blair assumed that the projections had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company's management as to the future financial performance of the Company, and that such projections provided a reasonable basis upon which William Blair could form an opinion. William Blair assumed no responsibility for, and expresses no view as to, such forecasts or the assumptions on which they were based. William Blair's opinion is necessarily based solely upon information available to William Blair and business, market, economic and other conditions as they existed on, and could be evaluated as of, February 1, 1997. William Blair also assumed that the Offer and the Merger could be consummated on the terms described in the Merger Agreement without any waiver of any material terms or conditions by the Company.

  The following presentation provided by William Blair summarizes certain financial analyses performed by William Blair in arriving at its opinion dated February 1, 1997, which analyses William Blair discussed with the Board of Directors of the Company.

  Implied Future Share Price Analysis. Using the projections by the Company's management of future earnings and a discount rate equal to the Company's estimated cost of equity of 14%, William Blair examined possible projected future stock prices for the Company's Common Shares and determined that at the Company's current price to earnings multiple the present value of the Company's implied or projected future stock price (plus dividends received during the relevant periods) in 1997, 1998 or 1999 would not equal or exceed the Offer Price of $43.00.

  Comparable Company Analysis. William Blair compared selected historical and projected operating information, stock market data and financial ratios for the Company to selected historical and projected operating information, stock market data and financial ratios of certain other publicly traded commercial refrigeration products and transportation component companies. For companies used as comparables to the commercial refrigeration products segment: (i) an analysis of current stock prices to most recent twelve months earnings per share yielded a range of 10.9 to 17.2 times earnings with a median of 14.0 times earnings; (ii) an analysis of current stock price to projected calendar 1996 earnings per share yielded a range for comparable companies of 12.6 to
23.3 times earnings with a median of 16.4 times earnings; and (iii) an analysis of current stock price to projected calendar 1997 earnings per share yielded a range for comparable companies of 11.6 to 18.2 times earnings with a median of 13.5 times earnings. For companies used as comparables to the transportation components segment: (i) an analysis of current stock prices to most recent twelve months earnings per share yielded a range of 10.8 to 23.8 times earnings with a median of 14.2 times earnings; (ii) an analysis of current stock price to projected calendar 1996 earnings per share yielded a range for comparable companies of 10.4 to 18.5 times earnings with a median of
13.3 times earnings; and (iii) an analysis of current stock price to projected calender 1997 earnings per share yielded a range for comparable companies of
9.0 to 13.9 times earnings with a median of 11.5 times earnings. William Blair indicated that the price to last twelve months, estimated calendar 1996 and estimated calendar 1997 earnings multiples calculated for the Company based on the financial terms of the Offer and the Merger were within the ranges of multiples of the comparable companies in both segments and above the medians for price to projected 1997 earnings in the commercial refrigeration segment and all the multiples of the transportation components segment. Among the other information considered were multiples of revenues and earnings before interest and taxes ("EBIT"). William Blair indicated that the price paid per Share implied the following multiples: total transaction value (defined as transaction equity value adjusted by adding long-term debt and subtracting cash and short-term investments) ("Total Transaction Value") of 0.9 times the latest twelve month's revenue (compared to a median multiple of 1.04 and a range of 0.69 to 1.53 for the commercial refrigeration products group and a median multiple of 0.77 and a range of 0.34 to 1.84 for the transportation components group) and a Total Transaction Value of 11.4 times the latest twelve month's EBIT (compared to a median multiple of 9.51 and a range of 7.03 to 15.21 for the commercial refrigeration products group and a median multiple of 9.85 and a range of 7.57 to 15.55 for the transportation components group).

  Stock Price Analysis. William Blair examined the history of the trading prices and volume for the Common Shares over a two-year period. This analysis revealed that between January 26, 1995 and January 28, 1997, over 92% of the Common Shares trading volume had been at or below $34.00 per Common Share and 100% had been traded at or below $38.00 per Common Share. Further analysis revealed that none of the volume that had traded above $34.00 had occurred until after January 1, 1997.

  Comparable Acquisitions Analysis. William Blair reviewed numerous mergers and acquisitions involving commercial refrigeration product and transportation component companies during the period from January 1, 1993 to January 27, 1997. In examining these transactions, William Blair analyzed certain income statement and balance sheet parameters of the acquired companies relative to the consideration paid. Multiples analyzed included Total Transaction Value as a multiple of the last twelve months revenues, last twelve months earnings before interest, taxes, depreciation and amortization ("EBITDA") and last twelve months EBIT. In certain cases, complete financial data were not publicly available for these transactions and only partial information was used in such instances. An analysis of these ratios as applied to the Company's results implied a median range of value for the Common Shares of between $37.59 and $45.95, as compared to the Offer Price of $43.00.

  Discounted Cash Flow Analysis. William Blair performed a discounted cash flow analysis of the Company as a whole, and separate discounted cash flow analysis for each of the commercial refrigeration products and transportation components groups. The analysis was performed on various sets of projections, assuming differing growth rates in each of the Company's two business segments, based on information provided by the Company's management. Using assumed weighted average costs of capital between 11.0% and 13.0%, the Offer Price of $43.00 was within the range of values calculated in William Blair's discounted cash flow analyses.

  The foregoing summary set forth above does not purport to be a complete description of the analysis performed by William Blair. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances. Therefore, such an opinion is not readily susceptible to summary description. The preparation of a fairness opinion does not involve a mathematical evaluation or weighing of the results of the individual analyses performed, but required William Blair to exercise its professional judgment, based on its experience and expertise in considering a wide variety of analyses taken as a whole. Each of the analyses conducted by William Blair was carried out in order to provide a different perspective on the Merger and add to the total mix of information available. William Blair did not form a conclusion as to whether any individual analysis, considered in isolation, supported or failed to support an opinion as to fairness. Rather, in reaching its conclusion, William Blair considered the results of the analyses in light of each other and ultimately reached its opinion based on the results of all analyses taken as a whole. William Blair did not place particular reliance or weight on any particular analysis, but instead concluded its analyses taken as a whole, supported its determination. Accordingly, notwithstanding the separate factors summarized above, William Blair believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, may create an incomplete view of the evaluation process underlying its opinion. In performing its analyses, William Blair made numerous assumptions with respect to industry performance, business and economic conditions and other matters. The analyses performed by William Blair are not necessarily indicative of future actual values and future results, which may be significantly more or less favorable than suggested by such analyses.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

  (a) Except as set forth in this statement, no transactions in the Shares have been effected during the past 60 days by the Company or, to the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

  The Company has established a 401(k) defined contribution plan that includes Common Shares as an investment option. Executive officers of the Company who participate in the plan have acquired less than 300 Common Shares in the aggregate during the past 60 days pursuant to previously existing investment elections made with respect to investment options under the plan.

  The Company has established a dividend reinvestment plan. Directors and executive officers of the Company who have Common Shares enrolled in the plan have acquired during the past 60 days less than 20 Common Shares in the aggregate pursuant to standard reinvestment-of-dividend terms applicable to participants in the plan.

  The Company has established an employee stock purchase plan. Pursuant to regular payroll deductions, Peter W. Gravelle, President and Chief Operating Officer of the Company, has acquired approximately 24 Common Shares during the past 60 days through the plan.

  The Company has established an employee stock ownership plan ("ESOP"). In the normal course of administering the ESOP, the ESOP trustee disposed of not more than 2,100 Common Shares during the past 60 days in connection with distributions to various participants and to obtain cash for distributions to participants in lieu of fractional shares.

  (b) The Company does not know of any commitments to tender Shares in the Offer. Based on the best information available to the Company as of the date of this statement, the Company presently believes that, to the extent permitted by applicable securities laws, rules or regulations, all of the Company's directors, executive officers and affiliates (other than the ESOP) who own Shares currently intend to tender such Shares to the Purchaser pursuant to the Offer, although they are under no obligation to do so. The determination of whether Shares held by the ESOP will be tendered in the Offer is subject to the individual directions of participants and the terms of the ESOP. Under the terms of the Merger Agreement, any Shares owned by any wholly-owned subsidiary of the Company will be canceled and retired at the Effective Time and will cease to exist.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

  (a) Except as set forth in this statement, the Company is not engaged in any negotiation in response to the Offer or the Merger which relates to or would result in: (i) an extraordinary transaction such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company. At its February 1, 1997 meeting, the Board of Directors of the Company determined not to declare the regularly scheduled dividend in light of the Offer and the Merger. In addition, the Company, by order of its Board of Directors, has called for redemption, or intends to promptly call for redemption, all Preferred Shares not tendered in the Offer at the stated value of $24.375 per share.

  (b) Except as set forth in this statement, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer or the Merger that relate to or would result in one or more of the events referred to in Item 7(a) above. As discussed in Item 7(a) above, the Company has called for redemption, or intends to promptly call for redemption, all Preferred Shares not tendered in the Offer at the stated value of $24.375 per share.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

  The Company's Articles of Incorporation contain two provisions that impose a greater than majority voting requirement and may delay, defer or prevent a takeover of the Company. Article X of the Company's Articles of Incorporation requires an affirmative vote of 80% of the outstanding shares of the Company's voting stock to approve certain business combination transactions between the Company or any subsidiary of the Company and any 5% or greater shareholder ("Interested Shareholder") of the Company. Article XII of the Company's Articles of Incorporation requires an affirmative vote of 80% of all outstanding shares of the Company's voting stock, excluding shares held by Interested Shareholders, for the approval of certain business combinations between the Company or any subsidiary of the Company and an Interested Shareholder, unless the business combination meets certain "fair price" provisions. The supermajority vote provisions of Articles X and XII do not apply to any transaction approved by a majority of the Board of Directors. The Board of Directors of the Company has approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger. Accordingly, the supermajority vote provisions of Articles X and XII do not apply to the transactions contemplated by the Merger Agreement, including the Offer and the Merger.

  Fair Price Act. Chapter 7A of the MBCA (the "Fair Price Act") establishes a statutory scheme similar to the supermajority and fair price provisions found in many corporate charters (see the preceding paragraph regarding similar provisions found in the Company's Articles of Incorporation). The Fair Price Act provides that a supermajority vote of 90% of the shareholders and no less than two-thirds of the votes of noninterested shareholders must approve a "business combination." The Fair Price Act defines a "business combination" to encompass any merger, consolidation, share exchange, sale of assets, stock issue, liquidation or reclassification of securities involving an "interested shareholder" or certain "affiliates." An "interested shareholder" is generally any person who owns 10% or more of the outstanding voting shares of the corporation. An "affiliate" is a person who directly or indirectly controls, is controlled by or is under common control with a specified person.

  The supermajority vote required by the Fair Price Act does not apply to business combinations that satisfy certain conditions. These conditions include, among others: (i) the purchase price to be paid for the shares of the corporation in the business combination must be at least equal to the highest of either (a) the market value of the shares or (b) the highest per share price paid by the interested shareholder within the preceding two-year period or in the transaction in which the shareholder became an interested shareholder, whichever is higher; and (ii) once becoming an interested shareholder, the person may not become the beneficial owner of any additional shares of the corporation except as part of the transaction which resulted in the interested shareholder becoming an interested shareholder or by virtue of proportionate stock splits or stock dividends.

  In addition, the requirements of the Fair Price Act do not apply to business combinations with an interested shareholder that the board of directors has approved or exempted from the requirements of the Fair Price Act by resolution prior to the time that the interested shareholder first became an interested shareholder. The Board of Directors of the Company has given its prior approval to the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, for purposes of the Fair Price Act. Accordingly, the restrictions of the Fair Price Act do not apply to the transactions contemplated by the Merger Agreement, including the Offer and the Merger.

  Control Share Act. Chapter 7B of the MBCA (the "Control Share Act") regulates the acquisition of "control shares" of large public Michigan corporations, including the Company, and establishes procedures governing "control share acquisitions." A control share acquisition is defined as an acquisition of shares by an acquirer which, when combined with other shares held by that person or entity, would give the acquirer voting power at or above any of the following thresholds: 20%, 33 1/3% or 50%. Under the Control Share Act, an acquirer may not vote "control shares" unless the corporation's disinterested shareholders (defined to exclude the acquiring person, officers of the target corporation and directors of the target corporation who are also employees of the corporation) vote to confer voting rights on the control shares. The Control Share Act does not affect the voting rights of shares owned by an acquiring person prior to the control share acquisition.

  The Control Share Act entitles corporations to redeem control shares from an acquiring person under certain circumstances. In other cases, the Control Share Act confers dissenters' rights upon all of a corporation's shareholders except the acquiring person.

  On February 1, 1997, the Board of Directors of the Company adopted an amendment to the Company's By-laws pursuant to Section 794 of the MBCA providing that the Control Share Act will not apply to the acquisition of any shares of classes of the Company's capital stock. Accordingly, the Control Share Act will not apply to the transactions contemplated by the Merger Agreement, including the Offer and the Merger.

  Rights Agreement. Under the Rights Agreement, one Right is associated with and represented by each outstanding Common Share. Each Right entitles the holder to purchase one Common Share from the Company at a price of $100 per share (subject to adjustment to prevent dilution). A Right is exercisable upon the earlier to occur of (i) 10 days following public announcement that a person or group of affiliated or associated persons (an "Acquiring Person"), other than the Company, any wholly-owned subsidiary or employee benefit plan of the Company, or any entity holding Common Shares for or pursuant to the terms of an employee benefit plan of the Company, acquires, or obtains the right to acquire, beneficial ownership of 20% or more of all outstanding Common Shares, or (ii) 10 days following the commencement or announcement of an intention to commence a tender or exchange offer that would result in beneficial ownership by a person of 30% or more of all outstanding Common Shares.

  If the Company is acquired in a merger or other business combination transaction, or if 50% or more of its assets or earning power are sold, each holder of a Right will have the right to receive shares of the acquiring company with a market value of two times the exercise price of the Right. In addition, if the Company is the surviving corporation in a merger with an Acquiring Person and its common stock is not changed or exchanged, an Acquiring Person engages in one or more "self dealing" transactions considered to be unfair to the Company, or an Acquiring Person becomes the beneficial owner of more than 40% of the then outstanding Common Shares (except pursuant to an offer for all outstanding Shares), each holder of a Right, other than the Acquiring Person (whose Rights will become void), will have the right to receive Common Shares with a market value of two times the exercise price of the Right. The Company is entitled to redeem the Rights for $.01 each at any time until 30 days after the Acquiring Person acquires or obtains the right to acquire 20% or more of all outstanding Common Shares.

  The Company and the Rights Agent have amended the Rights Agreement pursuant to Amendment No. 2 to Rights Agreement dated as of February 1, 1997, a copy of which is filed as Exhibit 10 to this statement and is here incorporated by reference. The amendment provides that neither Parent nor the Purchaser will become an "Acquiring Person," that no "Shares Acquisition Date" or "Distribution Date" (as those terms are defined in the Rights Agreement) will occur and that Section 11 and Section 13 of the Rights Agreement will not be triggered, as a result of the announcement, commencement or consummation of the Offer, the execution or delivery of the Merger Agreement or any amendment thereto, the consummation of the Merger, or the consummation of any other transactions contemplated by the Merger Agreement. Under the Merger Agreement, the Company has agreed that, without Parent's prior written consent or unless required by applicable law, the Company will not redeem the Rights or amend the Rights Agreement until the Purchaser's designees constitute a majority of the Board of Directors of the Company.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

     EXHIBIT NO.                            DOCUMENT
     -----------                            --------
        1        --Agreement and Plan of Merger dated as of February 2, 1997 between Parent, the Purchaser and the Company.
        2        --Asset Purchase Agreement dated as of February 2, 1997 among
                    Kuhlman, the Asset Purchaser, the Company and the
                    Subsidiaries.
        3        --Joint Press Release issued on February 3, 1997 by the
                    Company and Parent.
        4        --Joinder dated February 2, 1997 made by Parent.
        5(a)     --Consulting and Noncompetition Agreement dated as of February
                    2, 1997 between Parent and George R. Kempton.
        5(b)     --Consulting and Noncompetition Agreement dated as of February
                    2, 1997 between Parent and Peter W. Gravelle.
        5(c)     --Consulting and Noncompetition Agreement dated as of February
                    2, 1997 between Parent and Timothy D. Peterson.
        6*       --Letter dated February 7, 1997 from George R. Kempton, on behalf of the Board of Directors, to shareholders of the
                    Company.
        7        --Confidentiality and Standstill Agreement dated June 18, 1996 between Parent and the Company.
        8        --Confidentiality and Standstill Agreement dated December 26,
                    1996 between Kuhlman and the Company.
        9*       --Opinion of William Blair dated February 1, 1997.
        10       --Amendment No. 2 to Rights Agreement, dated as of February 1,
                    1997, between the Company and the Rights Agent.
        11*      --Information Statement required by Section 14(f) of the
                    Exchange Act and Rule 14f-1 thereunder in connection with
                    the designation by Parent of persons to the Board of
                    Directors of the Company. Attached as Annex I to this
                    statement and here incorporated by reference.
        12**     --Letter dated February 7, 1997 to participants in the Company
                    Savings Plan and 401(k) Plan.
        13**     --Letter dated February 7, 1997 to participants in the Company
                    Employee Stock Purchase Plan.
        14**     --Letter dated            , 1997 to participants in the
                    Company Employee Stock Ownership Plan.***
        15**     --Letter dated February 7, 1997 to participants in the Company
                    Dividend Reinvestment Plan.

--------
*Included in materials mailed to all shareholders.
**Included in materials mailed to participants in the applicable plan. ***To be filed by amendment.

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          Kysor Industrial Corporation

                                            /s/ George R. Kempton
                                          By __________________________________
                                            George R. Kempton
                                             Chairman of the Board and
                                             Chief Executive Officer

Dated: February 7, 1997